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                                                                    EXHIBIT 2

                           [STATION CASINOS LOGO]

CONTACT:  Glenn C. Christenson
          Station Casinos, Inc.
          Executive Vice President/Chief Financial Officer/Chief
          Administrative Officer
          (702) 367-2484

          Jack Taylor
          Station Casinos, Inc.
          Director of Corporate Public Relations
          (702) 221-6900

          Rod Atamian
          Vice President of Financial Services
          Station Casinos, Inc.
          (702) 221-6626

FOR IMMEDIATE RELEASE:   JANUARY 16, 1997

                         CRESCENT REAL ESTATE EQUITIES AND
                     STATION CASINOS ANNOUNCE MERGER AGREEMENT

LAS VEGAS - Crescent Real Estate Equities Company ("Crescent:") (NYSE:CEI) and Station Casinos, Inc. ("Station") (NYSE:STN) today announced a definitive agreement providing for a tax free merger of the two companies. Crescent will issue .466 shares of common stock (based on a fixed exchange ratio) for each share of Station common stock representing a price to Station shareholders of $18.00 per share, based on the prior twenty day average price of Crescent's common stock on January 9, 1998. Crescent will also assume the existing indebtedness of Station in the amount of approximately $919 million and issue $103.5 million in convertible preferred shares to Station's preferred shareholders, for a total transaction value of approximately $1.7 billion. Upon completion of the transaction, Crescent will have a total market capitalization of approximately $8.5 billion.

     The transaction is initially expected to be approximately 17% accretive to Crescent's funds from operations. The merger will be accounted for as a purchase and is anticipated to close in the third quarter of 1998, subject to approval by two-thirds of Station's shareholders, the gaming regulators in Nevada and Missouri, and subject to the satisfaction of other customary closing conditions. In connection with the merger agreement, certain individuals who own in the aggregate approximately 41% of Station's shares have agreed to vote in favor of the transaction. In the event that the merger agreement is terminated under certain circumstances, Station will be required to pay Crescent a breakup fee of approximately $54 million.

     As a result of the extended gaming license approval period, Crescent will invest up to $115 million in convertible preferred stock prior to completion of the merger in order for Station to pursue acquisitions or complete development of masterplanned expansion projects at existing hotel/casino properties.

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     Station is a multi-jurisdictional gaming enterprise that currently owns and operates four hotel/casino properties in Las Vegas, Nevada as well as gaming and entertainment complexes in St. Charles, Missouri and Kansas City, Missouri. Station caters primarily to "locals" in Las Vegas and all of its properties are located off the Las Vegas Strip.

     It is anticipated that the hotel/casino properties will be leased by Crescent to an operating company with profits being shared 50% by Crescent Operating, Inc. (NASDAQ: COPI) and 50% by Station's management team. Frank
J. Fertitta III, president and chief executive officer, and the over 10,000 employees of Station will continue to operate the properties as the tenant.

     Gerald W. Haddock, Crescent's president and chief executive officer commented, "This transaction represents a major step forward in our strategy of recapitalizing real estate intensive operating businesses which offer long-term cash flow growth potential. Additionally, this excellent operating team with whom we will be partnering is solely capable of operating this business at our highest levels of expectation. As a result, we will be able to continue our major focus of expanding our core office sector during the early stages of this partnership. We view this company's concentrated investment in the Las Vegas locals' market as being an opportunistic play much like our initial office investments in 1994 and 1995 in submarkets around Dallas, that is buying in front of significant population migration patterns. Over the last four years, Frank and his team have created a franchise with critical mass that makes it the dominant casino operator in this market, which has become the market of choice for Las Vegas residents and now represents the third largest gaming market in the country with over $1.3 billion in annual gaming revenues."

     Mr. Fertitta stated, "We are pleased to be Crescent's gaming partner going forward. Crescent is the ideal partner to take advantage of the opportunities for consolidation of the gaming industry. This transaction gives our company the opportunity to accelerate our business strategy in Las Vegas, the fastest growing community in the country. We expect to increase our lead in the Las Vegas locals' market through acquisitions and masterplanned expansions at our existing facilities. The population in Las Vegas is expected to double over the course of the next nine years, and through this merger we combine our industry knowledge with the best deal team in the country. One of the real advantages of the merger is that my entire management team stays in place. The merger will be transparent to our customers and employees and will offer our employees even more opportunities for growth as we expand."

     Salomon Smith Barney acted as financial advisor and provided a fairness opinion to Station and Merrill Lynch & Co. Incorporated provided a fairness opinion to Crescent.

     Certain matters discussed within this press release are forward-looking statements within the meaning of the federal securities laws, and the transactions contemplated herein are subject to certain closing conditions. Although Crescent believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that could cause actual results to differ materially from Crescent's expectations include

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changes in real estate conditions (including rental rates and competing properties) or in industries in which our principal tenants compete, inability to complete pending acquisitions, failure to consummate anticipated transactions, timely leasing of unoccupied square footage, timely releasing of occupied square footage upon expiration, the ability to close pending transactions, finding acquisition opportunities which meet its investment strategy and other risks detailed from time to time in the Company's SEC reports, including quarterly reports on Form 10-Q, reports on Form 8-K, and annual reports on Form 10-K.

     Crescent is a fully-integrated real estate company which, upon completion of the pending acquisition, will own through its subsidiaries a portfolio of real estate assets, consisting primarily of 83 office properties and 7 retail properties totaling 30.7 million square feet, a 40% interest in 79 refrigerated warehouse facilities, 90 behavioral healthcare facilities, 6 casino/hotel properties, 6 full-service hotel properties totaling 1,962 rooms, 2 destination health and fitness resorts and economic interests in 5 residential development corporations. The office rental properties are located primarily in 21 metropolitan submarkets in Texas and Colorado.

     Station Casinos, Inc. is a Las Vegas-based, multi-jurisdictional gaming company that owns and operates Palace Station Hotel & Casino, Boulder Station Hotel & Casino, Texas Station Gambling Hall & Hotel, and Sunset Station in Las Vegas, Nev., as well as slot machine route management services in Southern Nevada. Station Casinos, Inc. also owns and operates Station Casino St. Charles, a gaming and entertainment facility in St. Charles, Mo. and Station Casino Kansas City, a gaming and entertainment facility in Kansas City, Mo.

CRESCENT REAL ESTATE EQUITIES COMPANY CONTACT:

Dallas E. Lucas
Crescent Real Estate Equities Company
Senior Vice President/Chief Financial Officer
(817) 877-0426